UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2012

Commission File Number: 333-177693

Reynolds Group Holdings Limited

(Translation of registrant’s name into English)

Reynolds Group Holdings Limited

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Reynolds Group Holdings Limited wishes to furnish the information below and in Exhibits 1, 2, 3 and 4 for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “RGHL,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

Entry into Material Definitive Agreement; Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant

I. Receivables Securitization Facility

On November 7, 2012 (the “Closing Date”), the Company entered into a facility (the “Receivables Facility”) to securitize certain of its trade receivables, together with all related security and collections thereof (the “Receivables”), pursuant to the following agreements.

Purchase and Sale Agreement

On the Closing Date, Pactiv LLC, a Delaware limited liability company, Reynolds Consumer Products Inc., a Delaware corporation, Evergreen Packaging Inc., a Delaware corporation, Blue Ridge Paper Products Inc., a Delaware corporation, Graham Recycling Company, L.P., a Pennsylvania limited partnership, Graham Packaging Company, L.P., a Delaware limited partnership, Graham Packaging Plastic Products Inc., a Delaware corporation, Graham Packaging PET Technologies Inc., a Delaware corporation, Graham Packaging LC, L.P., a Delaware limited partnership, and Graham Packaging PX Holding Corporation, a Delaware corporation (each, a “Seller” and collectively, the “Sellers”), Reynolds Group Holdings Inc., a Delaware corporation (“RGHI”), Beverage Packaging Factoring (Luxembourg) S.à r.l., a private limited liability company (société à responsabilité limitée) incorporated and existing under the laws of the Grand-Duchy of Luxembourg (“BP Factoring”), as buyer, and Beverage Packaging Holdings (Luxembourg) IV S.à r.l., a Luxembourg private limited liability company incorporated and existing under the laws of the Grand-Duchy of Luxembourg (société à responsabilité limitée) and parent of BP Factoring (“BPH IV”), entered into a Purchase and Sale Agreement (the “Purchase and Sale Agreement”). All of the entities referred to in this paragraph are indirect subsidiaries of RGHL.

General

The Purchase and Sale Agreement provides for the sale by the Sellers to BP Factoring of substantially all the Receivables owned by the Sellers on November 1, 2012 and generated from time to time thereafter. The terms of the Receivables Facility do not result in the derecognition of the Receivables by RGHL.

The Sellers have agreed to accept payments for the sale of the Receivables in accordance with and subject to the provisions of the Purchase and Sale Agreement and the Receivables Loan and Security Agreement described below.

Covenants, Representations and Warranties

The Purchase and Sale Agreement contains customary representations and warranties, including with respect to the Receivables sold thereunder. The Sellers are liable to make a payment to BP Factoring in case of a breach of a representation relating to the sold Receivables or if the outstanding balance of a sold Receivable is reduced in certain circumstances, but the Sellers are not liable with respect to the credit risk of the sold Receivables.

The Purchase and Sale Agreement contains affirmative and negative covenants that we believe are usual and customary for a receivables facility of this type. The affirmative covenants include reporting covenants, covenants to give notices of certain events, maintain books and records, permit access for due diligence, comply with laws, pay applicable taxes, comply with the credit and collection policy and instruct the obligors under the Receivables to make payments to accounts of BP Factoring. The negative covenants include covenants limiting the Sellers’ ability to create liens with respect to the Receivables, change their business, change the credit and collection policy and change payment instructions given to the obligors with respect to the Receivables as well as covenants relating to the separateness of BP Factoring.

Servicing Functions

Under the Purchase and Sale Agreement, BP Factoring has designated RGHI and BPH IV to perform certain servicing functions with respect to the Receivables purchased by BP Factoring. RGHI has in turn delegated certain of its duties to the Sellers of the relevant Receivables.

Receivables Loan and Security Agreement

On the Closing Date, BP Factoring entered into a credit agreement (the “Receivables Loan and Security Agreement”) for a senior secured revolving credit facility with RGHI, BPH IV, Nieuw Amsterdam Receivables Corporation, as a Conduit Lender, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland”, New York Branch (“Rabobank”), as Facility Agent and as Administrative Agent and a Committed Lender.

General

The Receivables Loan and Security Agreement provides for a revolving credit facility in the amount of up to $600,000,000 (the “Commitments”). Amounts are available under the Receivables Loan and Security Agreement in U.S. dollars and availability shall not exceed an amount (the “Maximum Advance Amount”) calculated based on the pool of eligible Receivables held by BP Factoring. Detailed provisions govern the application of collections on Receivables and proceeds of loans made under the Receivables Loan and Security Agreement (the “Priority of Payments”), including to pay various expenses and to purchase Receivables from the Sellers pursuant to the Purchase and Sale Agreement. Rather than remitting amounts received upon payment of the Receivables to the lenders, BP Factoring expects to reinvest such payments to purchase additional Receivables from the Sellers through the term of the Receivables Facility, subject to the Sellers generating sufficient eligible Receivables to sell to BP Factoring in replacement of collected balances. BP Factoring may also use the proceeds from subordinated loans made by the Sellers to BP Factoring or from advances or contributions made by BPH IV to BP Factoring to finance purchases of the Receivables from the Sellers.

The final maturity of the Receivables Loan and Security Agreement is November 7, 2017.

Interest Rates and Fees

The loans under the Receivables Loan and Security Agreement bear interest at a rate equal to (i) in the case of advances funded by a conduit lender, the cost of funds of such conduit plus a margin or (ii) in other cases, either (x) the rate for deposits in dollars in the London interbank market for the applicable interest period, plus a margin, or (y) in certain circumstances (including when the rate mentioned above cannot be determined) the base rate, which is the highest of (x) the corporate base rate established by the Administrative Agent from time to time and (y) the overnight federal funds rate plus 0.50%, plus, in each case, a margin.

Default interest will also be payable on overdue amounts at a rate of 2.0% per annum above the amount that would apply to an alternate base rate loan.

The Receivables Loan and Security Agreement bears an unused fee, payable monthly in arrears, based on the daily unused Commitments during the preceding month.

Prepayments

If, on a monthly settlement date, the aggregate amount of outstanding loans exceeds the Maximum Advance Amount, prepayments of the loans will be required in an amount equal to such excess in accordance with the Priority of Payments. The application of proceeds from mandatory prepayments shall not reduce the aggregate amount of then effective Commitments under the Receivables Loan and Security Agreement and amounts prepaid may be reborrowed, subject to the then effective Maximum Advance Amount and the then effective Commitments under the Receivables Loan and Security Agreement.

Voluntary prepayments of borrowings under the Receivables Loan and Security Agreement are permitted at any time, in minimum principal amounts as set forth in the Receivables Loan and Security Agreement, without premium or penalty, subject to reimbursement of the lenders’ redeployment costs actually incurred in the case of a prepayment of LIBOR-based borrowings other than on a settlement date.

Security

Pursuant to the terms of Receivables Loan and Security Agreement, all obligations of BP Factoring are secured by substantially all assets of BP Factoring, including a perfected pledge of all the Receivables owned by BP Factoring and all collections on, and proceeds of, such Receivables.

Because the Receivables are held by BP Factoring, a separate bankruptcy-remote corporate entity, the Receivables will be available first to satisfy the creditors of BP Factoring, including the lenders under the Receivables Loan and Security Agreement.

Covenants, Representations and Warranties

The Receivables Loan and Security Agreement contains representations and warranties and affirmative and negative covenants that we believe are usual and customary for a receivables facility of this type. The affirmative covenants include reporting covenants, covenants to give notices of certain events, maintain books and records, permit access for due diligence, comply with laws, pay applicable taxes, comply with the Purchase and Sale Agreement, comply with the credit and collection policy, hold and manage BP Factoring’s cash as contemplated under the Priority of Payments and the Receivables Loan and Security Agreement and maintain the separateness of BP Factoring. The negative covenants include covenants limiting BP Factoring’s ability to change the payment instructions given to the obligors, its bank accounts, its business and its credit and collection policy. In addition, there are restrictions on BP Factoring’s ability to incur new indebtedness, create liens, merge, consolidate or reorganize itself, make restricted payments, amend or take certain actions under the transaction documents, account for the transfer of the Receivables other than as a true sale of the Receivables and restrictions which limit the transactions and investments BP Factoring can make or enter into.

Termination events will occur upon the failure to comply with certain financial ratios. Receivables in the Receivables Facility are subject to customary criteria, limits and reserves.

Termination Events

Termination Events under the Receivables Loan and Security Agreement include nonpayment of interest or other amounts, the outstanding borrowings exceeding the Maximum Advance Amount after application of the Priority of Payments on a settlement date, breach of covenants, cross default to various other agreements entered into in connection with the transactions contemplated under the Receivables Loan and Security Agreement, incorrectness of representations and warranties in any material respect, bankruptcy or insolvency, cross default and cross acceleration of certain material debt, material judgments, certain ERISA events, breach of certain obligations relating to the servicing of the Receivables, change of control, actual or asserted invalidities of the Receivables Loan and Security Agreement, performance undertakings or security documents, breach of certain financial ratios designed to capture events negatively affecting the overall credit quality of the Receivables securing the loans under the Receivables Facility, and subordinated loans due to Sellers exceeding a cap in each case subject to customary notice and grace period provisions.

Performance Undertakings

RGHL, RGHI, BPH IV, each of the Sellers and Rabobank entered into a Performance Undertaking Agreement, dated as of the Closing Date, pursuant to which all obligations of RGHI and each of the Sellers under the Purchase and Sale Agreement and the other transaction documents are guaranteed by RGHL, RGHI, BPH IV and each of the Sellers. In addition, RGHL and Rabobank entered into a Performance Undertaking Agreement, dated as of the Closing Date, pursuant to which all obligations of BPH IV under the Purchase and Sale Agreement and the other transaction documents are guaranteed by RGHL. As is customary for such performance undertakings, the performance guarantors are not guaranteeing the collection of any of the Receivables or the obligations of BP Factoring under the Receivables Loan and Security Agreement.

Use of Proceeds

The proceeds received by the Sellers from the sale of Receivables to BP Factoring funded with amounts drawn under the Receivables Facility will be used, along with cash on hand, to redeem the Company’s €450,000,000 in aggregate principal amount of 7.750% Senior Secured Notes due 2016 outstanding.

Copies of the Purchase and Sale Agreement, the Receivables Loan and Security Agreement and the two Performance Undertaking Agreements are filed as Exhibits 1, 2, 3 and 4, respectively, to this report. The foregoing description of the Receivables Facility does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase and Sale Agreement, the Receivables Loan and Security Agreement and the two Performance Undertaking Agreements, which are incorporated herein by reference.

Index to Exhibits

Exhibit No.	Description

1	Purchase and Sale Agreement, dated November 7, 2012.

2	Receivables Loan and Security Agreement, dated November 7, 2012.

3	Performance Undertaking Agreement, dated November 7, 2012.

4	Performance Undertaking Agreement, dated November 7, 2012.

[Signature page follows]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited

(Registrant)

Date: November 13, 2012	By:	/s/ Joseph E. Doyle
	Name:	Joseph E. Doyle

	Title:	Group Legal Counsel